Via EDGAR

January 18, 2008

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Mail Stop - 4561

Re:  Horizon Bancorp Form
10-K for Fiscal Year Ended December 31, 2006
Filed March 23, 2007,  File No. 000-10792

Dear Mr. Vaughn

This correspondence is Horizon Bancorp’s response to comments received from the Securities and Exchange Commission on December 31, 2007, regarding Horizon Bancorp's Form 10-K.  To assist you in reviewing our responses, we have included each comment as stated in your letter and, following each comment, we have provided our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Allowance and Provision for Loan Losses/Critical Accounting Policy, page 24

1.
Comment:  You disclose that “the identification of loans that may have potential losses is subjective; therefore, a general reserve is maintained to cover all potential losses within the entire loan portfolio.”  Disclosures that explain the allowance in terms of potential, possible, or future losses, rather than probable losses, suggest a lack of compliance with GAAP and are not appropriate and seems to contradict disclosure elsewhere in your filing, including in your footnotes.  Please revise your disclosure here and in your footnotes accordingly or advise us.  Additional information is available in Section II.P.1. of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the Sec’s web-site.

Response:  The following disclosure on page 24, Allowance and Provision for Loan Losses/Critical Accounting Policy, will be revised in future filings to more accurately describe Horizon’s accounting policy and compliance with GAAP for Allowance and Provision for Loan Losses as follows (changes are indicated by underlining):

Allowance and Provision for Loan Losses/Critical Accounting Policy

An allowance for loan losses is maintained to absorb loan losses inherent in the loan portfolio.  The determination of the allowance for loan losses is a critical accounting policy that involves management’s ongoing quarterly assessments of the probable incurred losses inherent in the loan portfolio. The identification of loans that have probable incurred losses is subjective, therefore, a general reserve is maintained to cover all probable losses within the entire loan portfolio. Horizon utilizes a loan grading system that helps identify, monitor and address asset quality problems, in an adequate and timely manner.  Each quarter, various factors affecting the quality of the loan portfolio are reviewed.  Large credits are reviewed on an individual basis for loss potential.  Other loans are reviewed as a group based upon previous trends of loss experience.  Horizon also reviews the current and anticipated economic conditions of its lending market as well as transaction risk to determine the effect they may have on the loss experience of the loan portfolio.

515 FRANKLIN SQUARE, MICHIGAN CITY, INDIANA  46360
219-879-0211

Page 2	January 18, 2008

Financial Statements

Note 1 – Nature of Operations and Summary of  Significant Accounting Policies

Mortgage Warehouse Loans, page 44

2.
Comment:  Based on your disclosures and current balance sheet presentation, it appears you account for the initial transfer of the loans from the mortgage companies as a sale under SFAS 140 rather than a secured borrowing with a pledge of collateral.  Please tell us how you determined each of the criteria in paragraph 9 of SFAS 140 was met for the initial transfer of loans from the mortgage company to you.

a.
Please tell us how you considered the fact that you use the stated interest rate in the agreement with each mortgage company for interest income recognition, and not the interest rates on the individual loans in your determination.  In your assessment of the criteria in paragraph 9, specifically address how you considered whether you are eligible to retain the contractual cash flows of the underlying mortgage loans.

b.
Please tell us whether you or the initial transferor has obtained a valid legal sale opinion for these transfers.  Tell us whether your auditor has reviewed the legal opinion and concluded on its appropriateness as supporting evidence of your compliance with paragraph 9 of SFAS 140.

c.
Considering your disclosure that the mortgage company has the right to repurchase the loan at par and considering the guidance in paragraph 52 of SFAS 140 which states that a call or other right conveys more than a trivial benefit if the price to be paid is fixed, determinable, or otherwise potentially advantageous, please tell us how you determined that the criteria in paragraph 9(c)(2) was met.

d.
If you believe that the initial transfer of loans from the mortgage company to you should be accounted for as a secured borrowing with a pledge of collateral pursuant to paragraph 12 of SFAS 140, please revise to restate your financial statements for all periods presented and revise all related disclosure accordingly.  If you believe the effect of the correction of the error is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis which addresses the guidance in SAB 108.

Response to 2.a, b, c, and d:  Horizon believes that the loans originated through its mortgage warehousing business line are accounted for correctly and presented in the financial statements accurately.  These loans are included in the Loans, net of allowance for loan losses line item on Horizon’s Consolidated Balance Sheets.   This line item is supported in Note 4 – Loans and Allowance and includes mortgage warehouse loans as part of total loans.  The loan interest and fee income from mortgage warehouse loans are included with Interest Income, Loans receivable in Horizon’s Consolidated Statements of Income.  Also, in Horizon’s Consolidated Statements of Cash Flows, the change in the balance of mortgage warehouse loans from period to period is included in Investing Activities as part of the Net change in loans.

Page 3	January 18, 2008

Horizon’s mortgage warehousing business line has specific mortgage companies as customers of Horizon Bank.  Individual mortgage loans originated by these mortgage companies are funded as a secured borrowing with pledge of collateral under Horizon’s agreement with the mortgage company.  Each individual mortgage is assigned to Horizon until the loan is sold to the secondary market by the mortgage company.  In addition, Horizon takes possession of each original note and forwards such note to the end investor once the mortgage company has sold the loan.  At the time a loan is transferred to the secondary market, the mortgage company repurchases the loan under its option within the agreement.  Due to the repurchase feature contained in the agreement, the transaction does not qualify as a sale under SFAS 140 paragraph 9 (c) and therefore is accounted for as a secured borrowing with pledge of collateral under paragraph 12 of SFAS 140 in accordance with the agreement with the mortgage company. When the individual loan is sold to the end investor by the mortgage company the proceeds from the sale of the loan are received by Horizon and used to payoff the loan balance with Horizon along with any accrued interest and any related fees.  The remaining balance from the sale is forwarded to the mortgage company.  These individual loans typically are sold by the mortgage company within 30 days and are seldom held more than 90 days.  Interest income is accrued during this period and collected at the time each loan is sold.  Fee income for each loan sold is recorded when collected and no costs are deferred due to the term between each loan funding and related payoff is typically less than 30 days.

Based on the agreements with each mortgage company, at any time a mortgage company can repurchase from Horizon their outstanding loan balance on an individual mortgage and regain possession of the original note.  Horizon also has the option to request that the mortgage company repurchase an individual mortgage. Should this occur, Horizon would return the original note and reassign the assignment of the mortgage to the mortgage company. Also, in the event that the end investor would not be able to honor the sales commitment and the mortgage company would not be able to repurchase its loan on an individual mortgage, Horizon would be able to exercise its rights under the agreement.

On December 11, 2007, Horizon received correspondence from the Office of the Comptroller of the Currency (OCC) which brings final resolution to an issue first raised by the OCC during the course of a periodic examination that commenced in February 2003. At that time, examination personnel raised the issue of whether the Bank’s mortgage warehouse loans should be treated as “Other loans” rather than”Loans secured by real estate” for Call Report purposes. Since the inception of the mortgage warehousing business line Horizon has reported mortgage warehouse loans under Loans and leases held for sale on Schedule RC – Balance Sheet in the Call Report.  Also, due to the underlying collateral for these loans being 1 – 4 family mortgage loans, they were considered Loans secured by real estate on Schedule RC–C – Loans and Lease Financing Receivables and included in the 50% Risk Weight Category on Schedule RC–R – Regulatory Capital for regulatory capital calculations.

Based on the position taken by the OCC in the correspondence Horizon received, mortgage warehouse loans will be reported in the December 31, 2007 and future Call Reports  as Loans and leases, net of unearned income on Schedule RC – Balance Sheet.   These loans will now be reported as Other loans on Schedule RC-C – Loans and Lease Financing Receivables and included in the 100% Risk Weight Category on Schedule RC–R – Regulatory Capital for regulatory capital calculations.  With the change in risk weighting Horizon will still be “well capitalized” as of December 31, 2007.

The following revisions will be made by Horizon in future filings of the annual report disclosures regarding these transactions to better clarify the nature of these financial instruments.  The disclosure on page 57, Note 10 - Long Term Debt and the discussion in the MD&A on page 24 will be revised as follows:

Page 4	January 18, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24

Mortgage Warehouse Loans

In November 1999, Horizon began a mortgage-warehousing repurchase program.  Horizon purchases loans, at its discretion,from mortgage companies to fund individual mortgage loans originated by the mortgage companies.  Each individual mortgage is required to be assigned to Horizon and when the loan is sold to the end investor by the mortgage company the assignment is simultaneously reassigned to the mortgage company.  Each mortgage loan is reviewed by the mortgage warehouse division prior to funding for evidence that the loan is of secondary market quality and that it meets Horizon’s internal underwriting guidelines.  In addition, Horizon takes possession of the original note (and other related documents) and forwards such note to the end investor once the mortgage company has sold the loan.  In the event that the end investor would not be able to honor this commitment to the mortgage company and the mortgage company would not be able to repurchase the loan, Horizon would exercise its rights under the agreements.  The individual mortgage loans are typically sold by the mortgage companies within 30 days and are seldom held more than 90 days.

Note 1 0– Long Term Debt

The Federal Home Loan Bank advances are secured by first and second mortgage loans and mortgage warehouse loans totaling approximately $436,088,000. Advances are subject to restrictions or penalties in the event of prepayment.

Comment:  Assuming you are able to support that the initial transfer of loans from the mortgage company to you meets the criteria in paragraph 9 SFAS 140 and should receive “sale” accounting, we have the following comments:

3.
Please tell us why you do not classify your mortgage warehouse loans as held for sale reported at the lower of cost or market value considering that you disclose that they are generally held no more than 90 days and are typically resold within 30 days.  Refer to paragraph .08.a. of SOP 01-6.

4.
Tell us how you determined your use of the stated interest rate in the agreement with each mortgage company for interest income recognition, and not the interest rates on the individual loans is consistent with sale accounting.

5.
Please tell us how you account for the transferors “repurchase option.”  Specifically tell us how you considered whether the “repurchase option” met the definition of a derivative in SFAS 133 which should be accounted for at fair value.

6.
On page 14 you disclose that the mortgage company has the right to repurchase a sold loan which on page 24 you disclose that the mortgage company has a repurchase obligation.  Please revise to clearly disclose the rights and obligations of the mortgage companies.

7.
You disclose on page 10 that you processed over $2.3 billion in mortgage warehouse loans.  Please revise to disclose how these cash flows are presented in the statement of cash flows and tell us how you considered the guidance in paragraph 9 of SFAS 102.

Response to 3, 4, 5, 6, and 7: Horizon believes that the financial instruments in Horizon’s mortgage warehouse business line are accounted for correctly in the financial statements.  As detailed in the previous response, in future filings Horizon will make changes to the annual report disclosures regarding these transactions to better clarify the accounting for these financial instruments.

Page 5	January 18, 2008

Note 3 – Investment Securities, page 50

8.
Comment:  If true, please revise to disclose that as of each balance sheet date presented, you have the positive intent and ability to retain your impaired investments until the earlier of their recovery in fair value or maturity.  If you are unable to make this assertion, please tell us how you concluded that the impairment of your securities was temporary.  Refer to FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (As Amended) and SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.

Response:  In future filings Horizon will make the following changes to this paragraph in Note 3 – Investment Securities on page 50:

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.  Horizon does not have a history of actively trading securities, but keeps the securities available for sale should liquidity or other needs develop that would warrant the sale of securities.  While these securities are held in the available for sale portfolio, Horizon intends and has the ability to hold them until the earlier of a recovery in fair value or maturity.

Note 11 – Subordinated Debentures, page 57

9.
Comment:  We note that your Horizon and Alliance Financial Statutory Trusts were created to issue trust preferred securities.  Please revise to disclose, if true, that each subsidiary is 100% owned by the parent company and that the parent company has fully and unconditionally guaranteed the securities.  Refer to Rule 3.10(b) of Regulation S-X.

Response:  In future filings Horizon will make the following changes to this footnote:

Note 11 - Subordinated Debentures

In March of 2002, Horizon formed Horizon Statutory Trust I (Trust I), a wholly owned statutory business trust.  Trust I sold $12.372 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering.  The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon. The junior subordinated debentures are the sole assets of Trust I and are fully and unconditionally guaranteed by Horizon.  The junior subordinated debentures and the trust preferred securities pay interest and dividends, respectively, on a quarterly basis.  The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 3.60% and mature on March 26, 2032, and are noncallable for five years.  After that period, the securities may be called at any quarterly interest payment date at par. These securities have been called and will be redeemed on March 26, 2007. Costs associated with the issuance of the securities totaling $362,000 were capitalized and are being amortized to the first call date of the securities.

In October of 2004, Horizon formed Horizon Statutory Trust II (Trust II), a wholly owned statutory business trust.  Trust II sold $10.310 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon.  The junior subordinated debentures are the sole assets of Trust II and are fully and unconditionally guaranteed by Horizon.  The junior subordinated debentures and the trust preferred securities pay interest and dividends, respectively, on a quarterly basis.  The junior subordinated debentures and the securities bear interest at a rate of 90 day LIBOR plus 1.95% and mature on October 21, 2034, and are noncallable for five years.  After that period, the securities may be called at any quarterly interest payment date at par.  Costs associated with the issuance of the securities totaling $17,500 were capitalized and are being amortized to the first call date of the securities.

Page 6	January 18, 2008

In December of 2006, Horizon formed Horizon Bancorp Capital Trust III (Trust III), a wholly owned statutory business trust.  Trust III sold $12.372 million of Trust Preferred Capital Securities as a participant in a pooled trust preferred securities offering. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Horizon.  The junior subordinated debentures are the sole assets of Trust III and are fully and unconditionally guaranteed by Horizon.  The junior subordinated debentures and the trust preferred securities pay interest and dividends, respectively, on a quarterly basis.  The junior subordinated debentures and the securities bear interest at a rate of 90 day LIBOR plus 1.65% and mature on January 30, 2037, and are noncallable for five years.  After that period, the securities may be called at any quarterly interest payment date at par.  Costs associated with the issuance of the securities totaling $12,647 were capitalized and are being amortized to the first call date of the securities. The proceeds of this issue will be used to redeem the securities issued by Trust I on March 26, 2007.

Horizon assumed additional debentures as the result of the acquisition of Alliance in 2005.  In June 2004, Alliance formed Alliance Financial Statutory Trust I a wholly owned business trust (Alliance Trust) to sell  $5.155 million in trust preferred securities. The proceeds from the sale of the trust preferred securities were used by the trust to purchase an equivalent amount of subordinated debentures from Alliance. The junior subordinated debentures are the sole assets of Alliance Trust and are fully and unconditionally guaranteed by Horizon.  The junior subordinated debentures and the trust preferred securities pay interest and dividends, respectively, on a quarterly basis.  The junior subordinated debentures and the securities bear interest at a rate of 90-day LIBOR plus 2.65%, mature in June 2034, and are noncallable for five years.  After that period, the securities may be called at any quarterly interest payment date at par.

The Trust Preferred Capital Securities, subject to certain limitations, are included in Tier 1 Capital for regulatory purposes.  At December 31, 2006, $20.605 million of the $40.209 million in securities were not included in Tier 1 Capital for regulatory purposes.  Dividends on the Trust Preferred Capital Securities are recorded as interest expense.

Note 12 – Employee Stock Bonus Plan, page 58

10.	Comment: Please revise to disclose the information required in paragraph 53 of SOP 93-6 for your employee stock ownership plan.

Response:   Horizon’s ESOP was terminated in 1999 and from that time through December 31, 2006, an ESOP did not exist.  Accordingly, the disclosures specified in paragraph 53 of SOP 93-6 are not applicable to the periods included in the filing.  A new ESOP was created on January 1, 2007 and required disclosures for this new plan will be included in future filings.

Since these suggested changes affect only comments in Item 7 – Management’s Discussion and Analysis and minor changes to certain footnote disclosures and no changes are suggested to financial statements, Horizon requests that previous filings not be amended but these changes be made only to future filings.

In closing, Horizon Bancorp acknowledges that:
•	Horizon is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Horizon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 7	January 18, 2008

If you have any questions regarding the responses above, please contact the undersigned at (219) 873-2608.

Sincerely,

/s/ James H. Foglesong

James H. Foglesong
Chief Financial Officer
Horizon Bancorp